Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2009	2010	2011
Fixed charges
Interest expense	$595	$596	$485
Amortization of debt issuance costs and debt discount	42	43	40
Portion of rental expense representative of interest	79	78	78

Total fixed charges	$716	$717	$603

Earnings
Income (loss) from continuing operations before income taxes	$(1,301)	$(482)	$(191)

Fixed charges per above	716	717	603

Total earnings	$(585)	$235	$412

Ratio of earnings to fixed charges	*	*	*

*	Earnings for the years ended December 31, 2009, 2010 and 2011 were inadequate to cover fixed charges by $1,301 million, $482 million and $191 million, respectively.